Exhibit 12

INFINITY PROPERTY AND CASUALTY CORPORATION AND SUBSIDIARIES

COMPUTATION OF PRO FORMA RATIOS OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year ended 2003	Year ended 2002
Earnings before income taxes (1)	$87,404	$70,933

Fixed charges:
Interest expense	6,532	0
One third of rentals	6,903	5,062

Earnings:	$100,839	$75,995

Fixed charges:
Interest expense	$11,216	$11,216
One third of rentals	6,903	5,062

Fixed charges:	$18,119	$16,278

Pro forma ratio of earnings to fixed charges	5.6	4.7

(1)	Net pretax earnings as reported